New Found Gold Announces Graduation to the
Toronto Stock Exchange

VANCOUVER, Canada - August 25,2026 - New Found Gold Corp. (TSX-V: NFG) (NYSE-A: NFGC) ("New Found Gold" or the "Company") is pleased to announce that the common shares of the Company will commence trading on the Toronto Stock Exchange ("TSX") at the opening of the market on August 26, 2026 under the symbol "NFGC".

"Our team have advanced New Found Gold from an early-stage explorer to an emerging gold producer in the last year and a half to where we are now, graduating from the TSX Venture Exchange to the TSX," stated Keith Boyle, CEO of New Found Gold. "This listing marks an important corporate milestone in the Company's evolution, underscoring how far we've come and the growth potential still ahead. Not only will the TSX listing increase our visibility within the global mining investment community, it will also open the doors to a broader investor base and demonstrate our credibility within the market as we continue to execute on our long-term strategy of becoming Canada's next mid-tier gold producer."

The Company has received final approval from the TSX for the listing of its common shares. In connection with the TSX listing, the common shares will be voluntarily delisted from the TSX Venture Exchange upon the commencement of trading on the TSX.

The Company's trading symbol will change to "NFGC" upon the commencement of trading on the TSX to align with its stock symbol on the NYSE American LLC. The CUSIP and ISIN will remain unchanged. Shareholders are not required to take any action in connection with the Company's TSX listing, and existing share certificates and direct registration statements will continue to represent New Found Gold's common shares.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in the fully funded Queensway Gold Project ("Queensway") and Hammerdown Gold Project, which includes the Hammerdown deposit as well as the Pine Cove Mill. New Found Gold is focused on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian and United States securities legislation, including statements regarding the commencement of trading of the Company's common shares on the TSX at the opening of the market on August 26, 2026; the Company's growth potential ahead; the increased visibility within the global mining investment community as a result of the TSX listing, and the opening of the doors to a broader investor base; the continued execution on the Company's long-term strategy of becoming Canada's next mid-tier gold producer; the voluntary desilting of the Company's common shares from the TSX Venture Exchange upon the commencement of trading on the TSX; the change of the Company's trading symbol to "NFGC"; the Company's focus on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production; and the Company's district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones; Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov for a more complete discussion of such risk factors and their potential effects.